Frankie's Story LLC

Financial Statement
With Independent Auditors' Report Thereon

For the Year Ended December 31, 2020

TABLE OF CONTENTS



Robert H. Berger, CPA
John S. Elliott, CPA, CVA
Joseph J. Pritchard, CPA
Thomas W. Hosier, CPA, PFS, CAP®
Dennis L. O'Toole, CPA

<u>INDEPENDENT AUDITOR'S REPORT</u>

MEMBERS' OF FRANKIE'S STORY LLC

We have audited the financial statements of Frankie's Story LLC, which comprise the balance sheet as of December 31, 2020, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Frankie's Story LLC as of December 31, 2020, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Frankie's Story LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Frankie's Story LLC's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Frankie's Story LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Frankie's Story LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Berger, Elliott & Pritchard CPAs, L.L.C.

Omaha, Nebraska
April 25, 2023

Frankie's Story LLC

Balance Sheet
December 31, 2020

ASSETS

		2020
CURRENT ASSETS:		
Cash and cash equivalents	$	233,629
TOTAL CURRENT ASSETS		233,629
INTANGIBLE ASSETS:		
Capitalized film production costs		38,000
TOTAL NONCURRENT ASSETS		38,000
TOTAL ASSETS	$	271,629

LIABILITIES AND MEMBERS' EQUITY

OTHER LIABILITIES		
M. Lindell loan	$	50,000
TOTAL LIABILITIES		50,000
MEMBERS' EQUITY:		
Class A Member Units, 11,750,000 units authorized and issued		-
Class B Member Units, 750,000 units authorized and issued		250,000
Class C Member Units, 7,250,000 units authorized and none issued		-
Class D Member Units, 5,250,000 units authorized and none issued		-
Retained deficit		(28,371)
TOTAL MEMBERS' EQUITY		221,629
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	271,629

Frankie's Story LLC

Statement of Income (Loss)
For the Year Ended
December 31, 2020

	2020
REVENUE	$ -
COST OF GOODS SOLD	
GROSS PROFIT	-
OPERATING EXPENSES	
Bank Fees	(474)
Event Expenses	(2,586)
Legal Fees	(21,000)
Travel	(4,311)
TOTAL OPERATING EXPENSES	(28,371)
NET (LOSS)	$ (28,371)

Frankie's Story LLC

Statement of Changes in Members' Equity
For the Year Ended
December 31, 2020

	Class A Stock	Class B Stock	Retained Deficit	Members' Equity
Balance, December 31, 2019	$ -	$ -	$ -	$ -
Member Contributions	-	250,000	-	250,000
Net Loss	-	-	(28,371)	(28,371)
Balance December 31, 2020	$ -	$ 250,000	$ (28,371)	$ 221,629

Frankie's Story LLC

Statement of Cash Flow
For the Year Ended
December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (28,371)
NET CASH (USED) BY OPERATING ACTIVITIES	(28,371)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in capitalized film production costs	(38,000)
NET CASH (USED) BY INVESTING ACTIVITIES	(38,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from short-term debt	68,000
Principal payments on short-term debt	(18,000)
Member contributions	250,000
NET CASH PROVIDED IN FINANCING ACTIVITIES	300,000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	233,629
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 233,629

See independent auditors' report and accompanying notes to financial statements.

Notes to Financial Statements
For the Year Ended December 31, 2020
See Independent Auditors' Report

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

The Company is Multi Member Limited Liability Company engaging in film production.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the fair value valuation of the finished and produced film. It is reasonably possible that factors could have an effect on the Company's estimates and could cause actual results to differ from those estimate and assumptions.

Note 2. Capitalized Film Production Costs

The Company has begun producing their film in 2020. In this developmental process, the Company has incurred significant professional fees, including legal and accounting, screen writing, and preliminary film production costs. As of December 31, 2020 these developmental expenses and costs amounted to $38,000 and are reported in these financial statements as capitalized film production costs.

Note 2. Capitalized Film Production Costs (continued)

The Company will begin amortization of capitalized film costs when a film is released and it begins to recognize revenue from the film.

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicated that fair value of a film may be less than its unamortized costs.

For 2020, there is no amortization of the capitalized film production costs, and no impairment has occurred.

Note 3. Income Taxes

The Company is generally not subject to federal income tax and the members are liable for the pass-through federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Note 4. Members' Units

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2020, 11,750,000 of Class A units have been issued, 750,000 of Class B units have been issued, and no units have been issued for Class C and Class D.

Note 5. Subsequent Events

Subsequent to year end, the Company is in works to offer an investing opportunity to private and Crowdfund investors in order to fund the production of the film.

In April of 2023, the Company is in the process of converting their tax status from a Partnership to a formal Corporation for ease of offering different classes of stock during the crowdfunding process.

The Company has evaluated subsequent events through April 25, 2023 the date on which the financial statements were available to be issued and determined there are no other events to disclose.